UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 9, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dominion Resources, Inc.
File No. 001-08489 - CF# 25478

Virginia Electric and Power Company
File No. 001-02255 - CF# 25478

———————————————

       Dominion Resources, Inc. and Virginia Electric and Power Company submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on August 2, 2010.

       Based on representations by Dominion Resources, Inc. and Virginia Electric and Power Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through February 28, 2011
Exhibit 10.3	through September 30, 2010
Exhibit 10.4	through September 30, 2010

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel